TeliaSonera's Annual General Meeting

STOCKHOLM, Sweden, April 2, 2003 (PRIMEZONE) -- Please find attached an English translation of the announcement regarding the Annual General Meeting of TeliaSonera AB (publ) (LSE:TLSNq) (Nasdaq:TLSN), Thursday, May 8, 2003 at 5 p.m. Swedish time at Annexet, Globe Arenas, Stockholm. The shareholders may also participate in the Annual General Meeting through telecommunication at 6 p.m. Finnish time at Helsinki Fair Centre, Helsinki.

TeliaSonera intends to publish the notification of the Annual General Meeting in Post-och Inrikes Tidningar, Dagens Nyheter, Svenska Dagbladet, Sydsvenska Dagbladet, Goteborgs-Posten, Dagens Industri in Sweden and Kauppalehti, Helsingin Sanomat and Hufvudstadsbladet in Finland on Thursday, April 3, 2003. The call center will be open from 9 a.m. Swedish time for notification of participation.

TeliaSonera AB (publ)
For further information journalists can contact:
TeliaSonera's Press Office, phone +46 8 713 58 30

The shareholders of TeliaSonera AB (publ) are hereby summoned to the ordinary Annual General Meeting on Thursday, May 8, 2003.

The Annual General Meeting will be held at 5 p.m. Swedish time at Annexet, Globe Arenas, Stockholm. The shareholders may also participate in the Annual General Meeting through telecommunication at 6 p.m. Finnish time at Helsinki Fair Centre, Helsinki. The premises will open at 3:30 p.m. local time in Stockholm and 4:30 p.m. local time in Helsinki. Refreshments will be served before the meeting starts.

Right to participate Shareholders wishing to participate in the Annual General Meeting

-- must be listed as shareholders in the printout of the register of shareholders issued by VPC AB on Monday, April 28, 2003, and

-- have notified TeliaSonera AB of their intent to participate in the Annual General Meeting not later than 4.00 p.m. Swedish time on Friday, May 2, 2003.

Notice etc.

Notice of participation can be made in writing to TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden, by telephone +46-8-713 6413 (Sweden) and +358-800-133 220 (Finland), by fax +46-8-713 1314, or, for private individuals, via the Internet at www.teliasonera.com/ir. Notice may be provided by phone on weekdays between 9 a.m. and 5 p.m Swedish time. The notice must include name/company, social security/corporate registration number, address, telephone number (office hours) and number of accompanying persons. At the notification of participation, each shareholder should state in which location participation would take place. To facilitate admission to the Annual General Meeting, powers of attorney, registration certificates and other authorizing documents should be sent to the Company at the above address at the latest by Monday, May 5, 2003. Please note that any powers of attorney must be submitted in the original, and thus cannot be sent via the Internet or fax.

In order to be able to participate in the Annual General Meeting, shareholders who have allowed their shares to be registered in trust must temporarily re-register their shares in the register of shareholders under their own names by Monday, April 28, 2003. These shareholders must notify their trustees of this well in advance of Monday, April 28, 2003 when the re-registrations shall have been completed. This procedure may also be applicable for shareholders who are using a bank's share deposit and/or are trading via the Internet. Shareholders must contact their trustee well in advance for more information. As Finnish shareholders within the Finnish book-entry system (APK) are nominee registered, APK will automatically re-register these shareholders with record date Friday April 25, 2003. Please not that these Finnish shareholders still have to notify the Company of their intention to participate as described above.

As a service to those who are unable to attend, the President's speech and the presentation materials furnished at the Annual General Meeting will be posted on our homepage at www.teliasonera.com/ir, as of the day after the meeting.

Proposed Agenda on the Annual General Meeting: Opening of the Annual General Meeting

1. Election of meeting chairperson

2. Election of two people to check the meeting minutes along with the chairperson

3. Preparation and approval of voting register

4. Adoption of agenda

5. Confirmation that the meeting has been duly and properly convened

6. Presentation of the Annual Report and Auditor's Report, Consolidated Financial Statements and Group Auditor's Report for 2002. Speech by President Anders Igel in connection herewith

7. Resolution to adopt the Income Statement, Balance Sheet, Consolidated Income Statement and Consolidated Balance Sheet for 2002

8. Resolution concerning appropriation of the Company's profits as per the adopted Balance Sheet, and setting of record date for the stock dividend

9. Resolution concerning discharging of members of the Board of Directors and the President from personal liability for the administration of the Company in 2002

10. Resolution concerning number of board members and deputy board members to be elected by the Annual General Meeting

11. Resolution concerning compensation for the Board of Directors

12. Election of Board of Directors. The election will be preceded by information from the chairperson concerning positions held in other companies by the candidates

13. Resolution concerning number of auditors and deputy auditors

14. Resolution concerning compensation to the auditors

15. Election of auditors

16. The shareholder Einar Hellbom's proposal that the company shall resign from the organization Confederation of Swedish Enterprise

17. The shareholder Bertil Leufvenmark's proposal to reduce the exercise price for warrants 2001/2005 (TeliaSonera TO 1)

18. The shareholder the Swedish Shareholders Association's proposal to elect a nominating committee

19. The shareholder the Swedish Shareholders Association's proposal to authorize the board of directors to elect a compensation committee

20. The shareholder the Swedish Shareholders Association's proposal to authorize the board of directors to elect an audit committee Closing of the meeting

Item 8 - Dividend

The Board of Directors proposes that a dividend of SEK 0.40 per share be distributed to the shareholders, and that May 13, 2003 be set as the record date for the dividend. If the Annual General Meeting adopts this proposal, it is estimated that disbursement from VPC AB will take place on May 16, 2003.

Item 13, 14 and 15 -- Auditors

Proposal that the Annual General Meeting decides that for the time until the Annual General Meeting 2007 the number of auditors shall be two and that no deputy auditors shall be appointed. The Annual General Meeting is proposed to decide that compensation to the auditors shall be paid on the basis of invoice and that the Annual General Meeting is proposed to elect Ernst & Young AB and KPMG Bohlins AB to auditors. Shareholders representing roughly 65% of the stock and votes in the company have stated their support for the proposals.

Item 16 -- Resignations from Confederation of Swedish Enterprise The shareholder Einar Hellbom proposes that TeliaSonera AB shall resign its membership of the organization Confederation of Swedish Enterprise, as the cost for the membership does not correspond to the benefits of the membership.

Item 17 -- Reduce the exercise price for warrant 2001/2005 (TeliaSonera TO 1) The shareholder Bertil Leufvenmark proposes that the Annual General Meeting shall decide that the exercise price for the warrant 2001/2005 issued by the Company (approved by the Annual General meeting year 2001) shall be reduced from today's SEK 69.00 per share to SEK 21.00 per share, alternatively to SEK 32.00 per share and that the Board of Director's shall be instructed to take all actions executing changes in the warrant program caused by a reduced exercise price. Item 18, 19 and 20 -- Committees The shareholder the Swedish Shareholders Association proposes that the Annual General Meeting shall decide to elect a nominating committee and also authorize the board of directors to elect a compensation committee and an audit committee. The nominating committee shall consist of from the Company independent shareholders that represent the Company's owners at the general meeting. One representative representing the smaller shareholders should be part of the committee.

Annual Report etc.

The Annual Report and the Auditor's Report for fiscal 2002 and also documents received from the shareholders that has raised items on the agenda will be available at the Company as of Thursday, April 24, 2003. All the documents will be kept available at TeliaSonera AB, Investor Relations, Marbackagatan 11 in Farsta, Sweden, and are available by request to anyone who wishes to obtain them by writing to: TeliaSonera AB, Box 10, SE-182 11 Danderyd, Sweden or by telephone +46-8-713 6413 (Sweden) and +358-800-133 220 (Finland).

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The following files are available for download:

http://www.waymaker.net/bitonline/2003/04/02/20030402BIT01370/wkr0001.doc

http://www.waymaker.net/bitonline/2003/04/02/20030402BIT01370/wkr0002.pdf